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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Alexandria Real Estate Equities, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Senior Convertible Notes due 2029
(Title of Class of Securities)

015271 AB5
(CUSIP Number of Class of Securities)

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101
(626) 578-0777
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:
Kenneth E. Kohler Morrison & Foerster LLP 555 West Fifth Street, 35th Floor Los Angeles, California 90013 (213) 892-5200	Anthony A. Lopez III Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-4950

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$399,450,000	$28,481

(1)
Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(f)(1) and (3) under the Securities Act of 1933, as amended, and based on (a) the product of (i) $1,844.375, the average of the bid and ask price for each $1,000 principal amount of Convertible Notes on May 12, 2010, and (ii) the quotient of (x) $240,000,000, the aggregate principal amount at maturity of Convertible Notes which are sought for exchange, and (y) $1,000, less (b) $43,200,000, the maximum aggregate amount of cash to be paid by the Registrant pursuant to the Exchange Offer, assuming that the Exchange Offer is fully subscribed by holders of the Convertible Notes (including payment of accrued interest on the Convertible Notes).

(2)
The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0000713 by the aggregate Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $28,481

  Form or Registration No.: Form S-4

  Filing Party: Alexandria Real Estate Equities, Inc.

  Date Filed: May 14, 2010

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

i

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to an offer (the "Exchange Offer") by Alexandria Real Estate Equities, Inc., a Maryland corporation, (the "Company") to exchange any and all of its outstanding 8.00% Senior Convertible Notes due 2029 (the "Convertible Notes") for the following consideration per $1,000 principal amount of Convertible Notes: (i) 24.1546 shares of the Company's common stock, (ii) a cash payment of $180.00, and (iii) accrued and unpaid interest on the Convertible Notes to, but excluding, the settlement date, payable in cash.

        The Exchange Offer shall commence on the filing date hereof and shall expire at 11:59 p.m., New York City time, on June 11, 2010, unless extended or earlier terminated by the Company. The Exchange Offer will be made upon the terms and subject to the conditions set forth in the prospectus (the "Prospectus"), which forms a part of the Registration Statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission (the "Registration Statement"), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.

        This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement and the related letter of transmittal is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in the Prospectus in the sections entitled "Questions and Answers About the Exchange Offer" and "Summary" is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)   Name and Address.

        The name of the subject company is Alexandria Real Estate Equities, Inc. The address of the Company's principal executive offices is 385 East Colorado Boulevard, Suite 299, Pasadena, California 91101. The Company's telephone number is (626) 578-0777.

(b)   Securities.

        The subject classes of securities are the Company's 8.00% Senior Convertible Notes due 2029. As of the date of this Schedule TO, $240,000,000 aggregate principal amount of Convertible Notes were outstanding.

(c)   Trading Market and Price.

        There is no established trading market for the Convertible Notes.

Item 3.    Identity and Background of Filing Person.

(a)   Name and Address.

        Alexandria Real Estate Equities, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

        Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position
Joel S. Marcus	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Director)
Dean A. Shigenaga	Chief Financial Officer (Principal Financial and Accounting Officer)
Richard B. Jennings	Lead Director
John L. Atkins, III	Director
Richard H. Klein	Director
James H. Richardson	Director
Martin A. Simonetti	Director
Alan G. Walton	Director

        The address and telephone number of each director and executive officer is: c/o Alexandria Real Estate Equities, Inc., 385 East Colorado Boulevard, Suite 299, Pasadena, California 91101, and each person's telephone number is (626) 578-0777.

Item 4.    Terms of the Transaction.

(a)   Material Terms.

        The information set forth in the Prospectus in the sections entitled "Questions and Answers About the Exchange Offer," "Summary," "The Exchange Offer," "Comparison of Rights of Holders of Convertible Notes and Holders of Our Common Stock," "Description of Our Capital Stock," and "Material United States Federal Income Tax Considerations," as well as the information set forth in the related letter of transmittal, is incorporated herein by reference.

(b)   Purchases.

        To our knowledge, none of our directors, executive officers or controlling persons, or any of their affiliates, beneficially own any Convertible Notes.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)   Agreements Involving the Subject Company's Securities.

        The information set forth in the Prospectus in the sections entitled "Comparison of Rights of Holders of Convertible Notes and Holders of Our Common Stock" and "Description of Our Capital Stock" is incorporated herein by reference.

        The Company is a party to the following agreement (which is filed an exhibit to this Schedule TO) with respect to the Convertible Notes:

  (1)
  Indenture, dated as of April 27, 2009, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust Company, as Trustee.

        The Company is a party to the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Company's securities other than the Convertible Notes:

  (1)
  Indenture, dated January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust company, as Trustee;

  (2)
  Registration Rights Agreement, dated as of January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., UBS Securities LLC., Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated;

  (3)
  Amended and Restated 1997 Stock Award and Incentive Plan of the Company, dated May 22, 2008;

  (4)
  Form of Non-Employee Director Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan;

  (5)
  Form of Incentive Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997;

  (6)
  Form of Nonqualified Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997;

  (7)
  Form of Employee Restricted Stock Agreement for use in connection with shares of restricted stock issued to employees pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan;

  (8)
  Form of Independent Contractor Restricted Stock Agreement for use in connection with shares of restricted stock issued to independent contractors pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan;

  (9)
  The Company's 2000 Deferred Compensation Plan, amended and restated effective as of January 1, 2005; and

  (10)
  The Company's 2000 Deferred Compensation Plan for Directors, amended and restated effective as of January 1, 2005.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)   Purposes.

        The information set forth in the Prospectus in the section entitled "The Exchange Offer—Purpose of the Exchange Offer" is incorporated herein by reference.

(b)   Use of Securities Acquired.

        The Convertible Notes acquired pursuant to the Exchange Offer will be retired and cancelled.

(c)   Plans.

        (1)   None.

        (2)   None.

        (3)   The information set forth in the Prospectus in the section entitled "Capitalization" is incorporated herein by reference.

        (4)   None.

        (5)   None.

        (6)   None.

        (7)   None.

        (8)   None.

        (9)   The information set forth in the Prospectus in the section entitled "The Exchange Offer—Future Purchases" is incorporated herein by reference.

        (10) None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)   Source of Funds.

        The information set forth in the Prospectus in the section entitled "The Exchange Offer—Source and Amount of Funds" is incorporated herein by reference. The Company is funding the cash portion of the applicable offer consideration by borrowing from its unsecured line of credit to make these payments. The shares of common stock to be issued in the Exchange Offer are available from the Company's authorized but unissued shares of common stock.

(b)   Conditions.

        The information set forth in the Prospectus in the section entitled "The Exchange Offer—Conditions to the Exchange Offer" is incorporated herein by reference.

(d)   Borrowed Funds.

        The Company is funding the cash portion of the applicable offer consideration by borrowing from its $1.15 billion unsecured line of credit to make these payments. The unsecured line of credit is available pursuant to a Second Amended and Restated Credit Agreement as of October 31, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners, as amended by a First Amendment to Second Amended and Restated Credit Agreement dated as of December 1, 2006 and a Second Amendment to Second Amended and Restated Credit Agreement dated as of May 2, 2007.

        The unsecured line of credit bears interest at a floating rate based on the Company's election of either (1) a LIBOR-based rate plus 1.00% to 1.45% depending on its leverage or (2) the higher of a rate based upon Bank of America's prime rate plus 0.0% to 0.25% depending on its leverage and the Federal Funds rate plus 0.50%. The weighted average interest rate of the unsecured line, including the impact of certain interest rate hedge agreements to which the Company is party, is approximately 1.25% as of March 31, 2010. The unsecured line of credit matures in October 2010 and may be extended at the Company's sole option for an additional one-year period to October 2011.

        The Company has no specific plan or arrangement to finance or repay the amount to be borrowed from the unsecured line of credit, but intends to repay the borrowed amount in the ordinary course from funds from operations or proceeds of other borrowings or sale of securities in public or private offerings.

        For further information regarding the Company's unsecured line of credit, see Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Unsecured Line of Credit and Unsecured Term Loan" in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed with the Securities and Exchange Commission ("SEC") on April 30, 2010.

Item 8.    Interest in the Securities of the Subject Company.

(a)   Securities Ownership.

        The information set forth in the Prospectus in the section entitled "Interests of Directors and Executive Officers" is incorporated by reference herein.

(b)   Securities Transactions.

        The Company has no knowledge of any of its trustees, executive officers or controlling persons, nor any affiliates of the foregoing, in having engaged in any transaction in the Convertible Notes during the 60 days prior to the date hereof.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations.

        The information set forth in the Prospectus in the section entitled "Dealer Managers and Information and Exchange Agent" is incorporated herein by reference. None of the Company, the dealer managers or the information and exchange agent is making any recommendation as to whether holders of Convertible Notes should tender such Convertible Notes for exchange in the Exchange Offer.

Item 10.    Financial Statements.

(a)   Financial Information.

        The financial statements and other information set forth under Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and Part I, Item I of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, are incorporated by reference herein and may be accessed electronically on the SEC's website at http://www.sec.gov.

  Consolidated Ratio of Earnings to Fixed Charges

		Year Ended December 31,(a)
	Three Months Ended March 31, 2010
		2009	2008		2007		2006	2005
Income from continuing operations before noncontrolling interests	$28,058	$136,065	$101,427		$76,476		$65,844	$51,910
Add: Interest expense	17,562	82,249	85,366		93,539		69,087	46,792
Subtract: Noncontrolling interests in income of subsidiaries which have not incurred fixed charges	(302)	(1,217)	(1,304)		(1,407)		(1,404)	(571)

Earnings available for fixed charges	$45,318	$217,097	$185,489		$168,608		$133,527	$98,131

Combined fixed charges and preferred stock dividends:
Interest incurred	$36,076	$148,345	$151,587		$142,641		$105,359	$75,371
Preferred stock dividends	7,089	28,357	24,225		12,020		16,090	16,090
Preferred stock redemption charge	—	—	—		2,799		—	—

Total combined fixed charges and preferred stock dividends	$43,165	$176,702	$175,812		$157,460		$121,449	$91,461

Ratio of earnings to combined fixed charges and preferred stock dividends(b)	1.05	1.23	1.06	(c)	1.07	(d)	1.10	1.07

(a)
Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

(b)
For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges less noncontrolling interests' in income of subsidiaries which have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(c)
Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 includes the effect of non-cash impairment charges aggregating $13,251,000 for other-than-temporary declines in the fair value of certain investments. Excluding the impact of the non-cash impairment charges, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 was 1.13.

(d)
Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2007 was 1.09.

        As of March 31, 2010, the Company's book value per share was $53.29.

(b)   Pro Forma Information.

        The information set forth in the Prospectus in section entitled "Capitalization" is incorporated herein by reference.

Item 11.    Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Prospectus in the section entitled "The Exchange Offer—Conditions to the Exchange Offer" is incorporated herein by reference.

(b)   Other Material Information.

        The information set forth in the Prospectus and the related letter of transmittal is incorporated herein by reference.

Item 12.    Exhibits

Exhibit	Description
(a)(1)(i)	Prospectus, dated May 14, 2010 (incorporated by reference to the Company's registration statement on Form S-4 filed with the SEC on May 14, 2010 (the "Registration Statement"))
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement)
(b)(i)
Second Amended and Restated Credit Agreement as of October 31, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007
(b)(ii)
First Amendment to Second Amended and Restated Credit Agreement as of December 1, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007
(b)(iii)
Second Amendment to Second Amended and Restated Credit Agreement as of May 2, 2007, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries party thereto, Bank of America, N.A. as Administrative Agent, Lender, L/C Issuer, and Swing Line Lender, Citicorp North America Inc. as Syndication Agent, The Bank of Nova Scotia, The Royal Bank of Scotland, PLC, Eurohypo AG, New York Branch, and HSH Nordbank AG New York Branch, as Co-Documentation Agents filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 9, 2007
(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement)
(d)(ii)
Indenture, dated January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust company, as Trustee filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on January 19, 2007
(d)(iii)
Registration Rights Agreement, dated as of January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., UBS Securities LLC., Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on January 18, 2007
(d)(iv)
Indenture, dated as of April 27, 2009, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust Company, as Trustee filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 10, 2009

Exhibit	Description
(d)(v)	Amended and Restated 1997 Stock Award and Incentive Plan of the Company, dated May 22, 2008, filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on May 28, 2008
(d)(vi)
Form of Non-Employee Director Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(vii)
Form of Incentive Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(viii)
Form of Nonqualified Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(ix)
Form of Employee Restricted Stock Agreement for use in connection with shares of restricted stock issued to employees pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on November 15, 1999
(d)(x)
Form of Independent Contractor Restricted Stock Agreement for use in connection with shares of restricted stock issued to independent contractors pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on November 15, 1999
(d)(xi)
The Company's 2000 Deferred Compensation Plan, amended and restated effective as of January 1, 2005, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on February 17, 2009
(d)(xii)
The Company's 2000 Deferred Compensation Plan for Directors, amended and restated effective as of January 1, 2005, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on February 17, 2009
(h)	Tax Opinion of Morrison & Foerster LLP (incorporated by reference to Exhibit 8.1 f the Registration Statement).

Item 13.    Information Required by Schedule 13E-3.

        (a)   Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Date: May 14, 2010	By:	/s/ DEAN A. SHIGENAGA
	Name:	Dean A. Shigenaga
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Prospectus, dated May 14, 2010 (incorporated by reference to the Company's Registration Statement on Form S-4 filed with the SEC on May 14, 2010 (the "Registration Statement"))
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement)
(b)(i)
Second Amended and Restated Credit Agreement as of October 31, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007
(b)(ii)
First Amendment to Second Amended and Restated Credit Agreement as of December 1, 2006, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries parties thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, Citicorp North America as Syndication Agent, Eurohypo AG, New York Branch, Societe Generale, The Royal Bank of Scotland, PLC, Calyon, The Bank of Nova Scotia, UBS Loan Finance LLC, as Co-Documentation Agents, Banc of America Securities LLC and Citigroup Global Markets, Inc., as Joint Lead Arrangers and Joint Bookrunners filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007
(b)(iii)
Second Amendment to Second Amended and Restated Credit Agreement as of May 2, 2007, among the Company, Alexandria Real Estate Equities, L.P., ARE-QRS Corp., ARE Acquisitions, LLC, and the other subsidiaries party thereto, Bank of America, N.A. as Administrative Agent, Lender, L/C Issuer, and Swing Line Lender, Citicorp North America Inc. as Syndication Agent, The Bank of Nova Scotia, The Royal Bank of Scotland, PLC, Eurohypo AG, New York Branch, and HSH Nordbank AG New York Branch, as Co-Documentation Agents filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 9, 2007
(d)(i)	Dealer Manager Agreement (incorporated by reference to Exhibit 1.1 of the Registration Statement)
(d)(ii)
Indenture, dated January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust company, as Trustee filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on January 19, 2007
(d)(iii)
Registration Rights Agreement, dated as of January 17, 2007, among the Company, Alexandria Real Estate Equities, L.P., UBS Securities LLC., Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on January 18, 2007
(d)(iv)
Indenture, dated as of April 27, 2009, among the Company, as Issuer, Alexandria Real Estate Equities, L.P., as Guarantor, and Wilmington Trust Company, as Trustee filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 10, 2009

Exhibit	Description
(d)(v)	Amended and Restated 1997 Stock Award and Incentive Plan of the Company, dated May 22, 2008, filed as an exhibit to the Company's current report on Form 8-K filed with the SEC on May 28, 2008
(d)(vi)
Form of Non-Employee Director Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(vii)
Form of Incentive Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(viii)
Form of Nonqualified Stock Option Agreement for use in connection with options issued pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's Registration Statement on Form S-11 (No. 333-23545) filed with the SEC on May 5, 1997
(d)(ix)
Form of Employee Restricted Stock Agreement for use in connection with shares of restricted stock issued to employees pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on November 15, 1999
(d)(x)
Form of Independent Contractor Restricted Stock Agreement for use in connection with shares of restricted stock issued to independent contractors pursuant to the Amended and Restated 1997 Stock Award and Incentive Plan, filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on November 15, 1999
(d)(xi)
The Company's 2000 Deferred Compensation Plan, amended and restated effective as of January 1, 2005, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on February 17, 2009
(d)(xii)
The Company's 2000 Deferred Compensation Plan for Directors, amended and restated effective as of January 1, 2005, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on February 17, 2009
(h)	Tax Opinion of Morrison & Foerster LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).